Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports Fourth-Quarter and Full-Year 2019

Unaudited Financial Results

– Record Year with Historical High Gross Billing, Revenue, Gross Profit and Adjusted EBITDA –

– First-ever Quarterly Adjusted Net Income in the Fourth Quarter of 2019 –

Hong Kong, March 31, 2020 -- iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2019.

	Three Months Ended December 31,			Year Ended December 31,
	2019	2018	Percentage change	2019	2018	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing solutions	53,068	39,504	34%	188,972	160,017	18%
Enterprise solutions	3,607	—	N/M	10,436	—	N/M
Total revenue	56,675	39,504	43%	199,408	160,017	25%
Gross profit	17,162	11,753	46%	56,705	39,120	45%
Adjusted EBITDA[1]	2,508	(885)	N/M	5,908	1,564	278%
Adjusted net income/(loss)[1]	118	(1,291)	N/M	(2,173)	(4,669)	N/M
Diluted adjusted net income/(loss) per ADS[1]	0.0020	(0.0237)	N/M	(0.0382)	(0.0883)	N/M
Operating Metrics:
Gross billing	223,429	98,057	128%	640,767	399,749	60%

Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick noted: “2019 was a record year for iClick as we continue to migrate our services to an integrated Enterprise and Marketing Cloud Platform in China. Our business achieved record results in gross billings, revenues, gross profit and adjusted EBITDA. More importantly, for the first-time ever, we reported quarterly adjusted net income in the fourth quarter of 2019.

“A key highlight of 2019 was the launch of our Enterprise Solutions business. This is a major initiative that will serve to strengthen our company for years to come by diversifying our product offerings, providing new revenue opportunities that will also drive higher gross margins.  In our first full year of operations, our Enterprise Solutions division reported $10.4 million in revenues, which we project to increase substantially in 2020.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Another key accomplishment was our recent announcement to get new credit facilities from HSBC and the introduction of new strategic and financial investors which shall support our future growth. Lastly, in 2019 we celebrated our tenth anniversary, which sees us transform from a small start-up to a cutting-edge marketing technology company in China. We are very proud of what we have achieved.”

“While we expect our business to continue growing rapidly, there is a unique set of macro challenges in 2020. We face not only the ongoing US-China trade conflicts but also the recent Coronavirus outbreak. Currently, we are doing everything we can to help protect the health and well-being of our employees. We are closely monitoring the outbreak’s impact on our operations and financial results and our outlook remains cautiously optimistic. We are increasing our recently announced 2020 full-year revenue guidance range, from $240 million to $260 million range, primarily because we believe that more brands are seeing the greater importance of online-to-offline integration and we are confident that this will serve to increase the demand for our Enterprise Solutions in the second half of 2020.”

Fourth Quarter 2019 Results:

Revenue for the fourth quarter of 2019 grew to US$56.7 million, up 43% from US$39.5 million for the same period of the prior year, attributable to the increase in contributions from existing marketing solutions and enterprise solutions, partially offset by a 4% decrease in the average exchange rate of Renminbi to the US dollar for the fourth quarter of 2019 compared to the same period in 2018.

Revenue from marketing solutions grew to US$53.1 million for the fourth quarter of 2019, up 34% from US$39.5 million for the fourth quarter of 2018, primarily as the result of growing market demand from marketers.

Revenue from enterprise solutions was US$3.6 million for the fourth quarter of 2019.

Gross profit for the fourth quarter of 2019 was US$17.2 million, representing a 46% increase compared with US$11.8 million for the fourth quarter of 2018, mainly due to continual expansion of the Company’s marketing solutions and contribution from higher margin enterprise solutions.

Total operating expenses were US$22.4 million for the fourth quarter of 2019, compared with US$22.3 million for the fourth quarter of 2018, primarily attributable to the issuance cost of new convertible notes of US$4.6 million and operating expenses incurred for new business, partially offset by the reduction in share-based compensation expense of US$5.9 million.

Operating loss was US$5.3 million for the fourth quarter of 2019, compared with an operating loss of US$10.5 million for the fourth quarter of 2018, as a result of reduction in share-based compensation expenses and strong growth in gross profit, partially offset by the issuance cost of new convertible notes of US$4.6 million for the fourth quarter of 2019.

Net loss totalled US$6.0 million for the fourth quarter of 2019, compared with net loss of US$8.1 million for the fourth quarter of 2018. This was mainly attributed to the lower operating loss of US$5.3 million in the fourth quarter of 2019, compared to operating loss of US$10.5 million in the fourth quarter of 2018. This decrease in operating loss was partially offset by fair value losses on convertible notes of US$0.8 million in the fourth quarter of 2019, compared with fair value gains on convertible notes of US$0.5 million in the fourth quarter of 2018, and the change from income tax benefits in the fourth quarter of 2018 to income tax expenses in the fourth quarter of 2019.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the fourth quarter of 2019 was US$0.1003, compared with a net loss per basic and diluted ADS of US$0.1455 for the fourth quarter of 2018.

Adjusted EBITDA for the fourth quarter of 2019 was an income of US$2.5 million, compared with a loss of US$0.9 million for the fourth quarter of 2018, mainly resulting from the increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income/(loss) for the fourth quarter of 2019 was an adjusted net income of US$0.1 million, compared with an adjusted net loss of US$1.3 million in the fourth quarter of 2018. For a reconciliation of the Company’s adjusted net income/(loss) from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 grew to US$223.4 million for the fourth quarter of 2019, up 128% from US$98.1 million in the fourth quarter of 2018. The increase was primarily a result of increasing marketers’ demands, partially offset by the depreciation of Renminbi against the US dollar by 4% compared with the same period of the prior year. The gross billing would have increased by 136% on a currency-neutral basis at US$232.0 million for the fourth quarter of 2019 compared with the same period of the prior year.

As of December 31, 2019, the Company had cash and cash equivalents of US$36.9 million, compared with US$39.8 million as of December 31, 2018. Restricted cash and time deposit as of December 31, 2019 amounted to US$23.8 million and US$0.4 million respectively, compared with nil and nil as of December 31, 2018, respectively.

Full Year 2019 Results:

Revenue for 2019 was US$199.4 million, an increase of 25% from US$160.0 million in 2018, primarily as a result of the increase in contributions from existing marketing solutions and enterprise solutions, partially offset by a 5% decrease in the average exchange rate of Renminbi to the US dollar for 2019 compared to the prior year.

Revenue from marketing solutions grew to US$189.0 million for 2019, up 18% from US$160.0 million for 2018, primarily as the result of growing market demand from marketers.

Revenue from enterprise solutions was US$10.4 million in 2019.

Gross profit increased by 45% to US$56.7 million in 2019 from US$39.1 million in 2018, mainly as a result of continual expansion of the Company’s marketing solution and contribution from higher margin enterprise solutions.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Total operating expenses were US$68.8 million for 2019, compared with US$66.6 million for 2018. The increase was resulted primarily from the increase in the operating expenses for new business developments and the issuance cost of new convertible notes in 2019, partially offset by the reduction in share-based compensation expenses of US$17.6 million.

Operating loss for 2019 was US$12.1 million, compared with an operating loss of US$27.5 million for 2018, as a result of a reduction in share-based compensation expenses and strong growth in gross profit, partially offset by the expenses incurred on new business developments.

Net loss totalled US$10.8 million for 2019, compared with US$32.6 million for 2018, mainly attributed to the decrease in share-based compensation expense and the strong growth in gross profit as described above. In addition, we recorded fair value gains on convertible notes of US$0.1 million for 2019, compared with fair value losses on convertible notes of US$4.8 million for 2018.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for 2019 was US$0.1686, compared with a net loss per basic and diluted ADS of US$0.6126 for 2018.

Adjusted EBITDA for 2019 was an income of US$5.9 million, compared with an income of US$1.6 million for 2018, primarily resulting from a substantial increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for 2019 was US$2.2 million, compared with US$4.7 million for 2018. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing grew to US$640.8 million for 2019, up 60% for 2018. The increase is primarily a result of increasing marketers’ demands, partially offset by the depreciation of Renminbi against the US dollar by 5% in 2019.

Share Repurchase Program

In November of 2018 we announced that our board of directors authorized us to purchase up to US$10 million of our own ADS in a twelve-month period up to November 27, 2019. As of December 31, 2019, we had purchased our ADSs in an aggregate value of approximately US$4.4 million.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the first quarter of 2020 and the following outlook for the 2020 full year:

First Quarter 2020:

•	Revenue is estimated to be between US$46 million and US$50 million.
•	Gross profit is estimated to be between US$12 million and US$14 million.

Full Year 2020:

•	Revenue is estimated to be between US$240 million and US$260 million.
•	Gross profit is estimated to be between US$70 million and US$75 million.
•	Adjusted EBIDTA is estimated to between $5 million and $8 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

Currently, certain industry verticals such as the travel and hospitality sectors of our business have been adversely impacted by the coronavirus disease (COVID-19). However, some other sectors including e-commerce and online-gaming, have shown resiliency as homebound consumers shift more of their purchasing activities online. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

With iClick’s diversified customer base of stable, top-tier brands, and the Chinese government’s highly devoted efforts to contain the spread of the virus, we remain cautiously optimistic for the second half of this year. However, outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreaks’ impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 31, 2020 (8:00 PM Beijing/Hong Kong time on March 31, 2020). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until April 7, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	10140139

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral gross billing is calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Revenue	56,675	39,504	199,408	160,017
Cost of revenue	(39,513)	(27,751)	(142,703)	(120,897)
Gross profit	17,162	11,753	56,705	39,120

Operating expenses
Research and development expenses	(1,302)	(2,451)	(5,574)	(10,737)
Sales and marketing expenses	(11,531)	(12,747)	(42,968)	(32,080)
General and administrative expenses	(9,610)	(7,101)	(20,304)	(23,757)
Total operating expenses	(22,443)	(22,299)	(68,846)	(66,574)
Operating loss	(5,281)	(10,546)	(12,141)	(27,454)
Interest expense	(902)	(239)	(1,915)	(773)
Interest income	213	160	537	421
Other gains, net	1,021	925	2,992	687
Fair value (losses)/gains on convertible notes	(813)	546	133	(4,837)
Loss before income tax expense	(5,762)	(9,154)	(10,394)	(31,956)
Share of losses from an equity investee	(177)	—	(408)	—
Income tax (expense)/benefit	(60)	1,015	(47)	(655)
Net loss	(5,999)	(8,139)	(10,849)	(32,611)
Net loss attributable to noncontrolling interests	259	202	1,246	202
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,740)	(7,937)	(9,603)	(32,409)

Net loss	(5,999)	(8,139)	(10,849)	(32,611)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax	(198)	1	(1,700)	(2,547)

Comprehensive loss	(6,197)	(8,138)	(12,549)	(35,158)
Comprehensive loss attributable to noncontrolling interests	347	202	1,334	202
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(5,850)	(7,936)	(11,215)	(34,956)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.1003)	(0.1455)	(0.1686)	(0.6126)
— Diluted	(0.1003)	(0.1455)	(0.1686)	(0.6126)

Weighted average number of ADS used in per share calculation:
— Basic	57,240,609	54,556,147	56,950,785	52,904,817
— Diluted	57,240,609	54,556,147	56,950,785	52,904,817

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31, 2019	As of December 31, 2018

Assets
Current assets
Cash and cash equivalents	36,854	39,828
Time deposit	410	—
Restricted cash	23,852	—
Amount due from an equity investee	155	—
Short-term investment	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$3,469 and US$1,507 as of December 31, 2019 and December 31, 2018 respectively	143,971	65,627
Rebates receivable	5,603	4,067
Prepaid media costs	25,565	19,107
Other current assets	8,983	3,242
Total current assets	245,393	149,298

Non-current assets
Deferred tax assets	1,033	1,153
Investment in equity investee	158	—
Property and equipment, net	536	329
Intangible assets, net	4,418	7,247
Goodwill	55,152	48,496
Long-term investment	2,503	503
Right-of-use assets[3]	1,656	—
Other assets	109	232
Total non-current assets	65,565	57,960

Total assets	310,958	207,258

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$27 and US$45 as of December 31, 2019 and December 31, 2018, respectively)	66,161	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$866 and US$1,300 as of December 31, 2019 and December 31, 2018, respectively)	27,089	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,802 and US$1,776 as of December 31, 2019 and December 31, 2018, respectively)	19,937	16,348
Lease liabilities[3]	1,114	—
Bank borrowings	36,851	9,439
Convertible notes at fair value	49,008	34,837
Income tax payable	3,780	2,779
Total current liabilities	203,940	97,151
Non-current liabilities
Other liabilities	449	673
Lease liabilities[3]	706	—
Deferred tax liabilities	1,865	2,794
Total non-current liabilities	3,020	3,467

Total liabilities	206,960	100,618
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 23,870,027 and 23,166,092 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively)	24	23
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 4,820,608 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively)	5	5
Treasury shares (1,744,873 shares and 1,363,860 shares as of December 31, 2019 and December 31, 2018, respectively)	(4,858)	(576)
Additional paid-in capital	305,344	293,072
Statutory reserves	81	81
Accumulated other comprehensive losses	(7,479)	(5,867)
Accumulated deficit	(191,016)	(181,413)
Total iClick Interactive Asia Group Limited shareholders’ equity	102,101	105,325
Noncontrolling interests	1,897	1,315

Total equity	103,998	106,640

Total liabilities and equity	310,958	207,258

3 The Company adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the consolidated balance sheets for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of US$2.6 million of right-of-use assets and US$2.6 million of lease liabilities, respectively, as of January 1, 2019. The consolidated financial information related to periods prior to January 1, 2019 were not restated, and continue to be reported under ASC Topic 840 — Leases.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense/(benefit), (v) share-based compensation, (vi) fair value losses/(gains) on convertible notes, (vii) other gains, net, (viii) convertible notes issuance cost, (ix) net loss attributable to noncontrolling interests, (x) share of losses from an equity investee, (xi) cost related to new business setup or acquisitions, and (xii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Net loss	(5,999)	(8,139)	(10,849)	(32,611)
Add/(less):
Depreciation and amortization	1,641	1,342	6,656	5,226
Interest expense	902	239	1,915	773
Interest income	(213)	(160)	(537)	(421)
Income tax expense/(benefit)	60	(1,015)	47	655
EBITDA	(3,609)	(7,733)	(2,768)	(26,378)
Add/(less):
Share-based compensation	458	6,396	2,115	19,679
Fair value losses/(gains) on convertible notes	813	(546)	(133)	4,837
Other gains, net[4]	(697)	(925)	(1,598)	(687)
Convertible notes issuance cost[5]	4,556	—	4,556	2,190
Net loss attributable to noncontrolling interests	259	202	1,246	202
Share of losses from an equity investee	177	—	408	—
Cost related to new business setup or acquisitions[6]	298	1,721	1,047	1,721
Cost related to filing of Form F-3[7]	253	—	1,035	—
Adjusted EBITDA	2,508	(885)	5,908	1,564

4 Other gains, net has been adjusted out, except for amounts of US$324 thousand, US$nil, US$1,394 thousand, and US$nil in relation to government grants for the three months ended December 2019 and 2018 and the year ended December 31, 2019 and 2018, respectively.

5 Convertible notes issuance cost represents transaction cost for the issue of convertible notes, including success fee, legal and professional fee, and consulting fee.

6 Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee.

7 It represents cost related to F-3 filing such as audit, legal and professional fee.

Adjusted net income/(loss) represents net loss before (i) share-based compensation, (ii) fair value losses /(gains) on convertible notes, (iii) other gains, net, (iv) convertible notes issuance cost, (v) net loss attributable to noncontrolling interests, (vi) share of losses from an equity investee, (vii) cost related to new business setup or acquisitions, and (viii) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Net loss	(5,999)	(8,139)	(10,849)	(32,611)
Add/(less):
Share-based compensation	458	6,396	2,115	19,679
Fair value losses/(gains) on convertible notes	813	(546)	(133)	4,837
Other gains, net[4]	(697)	(925)	(1,598)	(687)
Convertible notes issuance cost[5]	4,556	—	4,556	2,190
Net loss attributable to noncontrolling interests	259	202	1,246	202
Share of losses from an equity investee	177	—	408	—
Cost related to new business setup or acquisitions[6]	298	1,721	1,047	1,721
Cost related to filing of Form F-3[7]	253	—	1,035	—
Adjusted net income/(loss)	118	(1,291)	(2,173)	(4,669)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Net loss:	(5,999)	(8,139)	(10,849)	(32,611)
Add: Non-GAAP adjustments to net income/ (loss)	6,117	6,848	8,676	27,942
Adjusted net income/(loss)	118	(1,291)	(2,173)	(4,669)

Denominator for net loss per ADS
- Weighted average ADS outstanding	57,240,609	54,556,147	56,950,785	52,904,817

Denominator for diluted adjusted net income/(loss) per ADS
- Weighted average ADS outstanding	58,023,602	54,556,147	56,950,785	52,904,817

Diluted net loss per ADS	(0.1048)	(0.1492)	(0.1905)	(0.6164)
Add: Non-GAAP adjustments to net loss per ADS	0.1068	0.1255	0.1523	0.5281
Diluted adjusted net income/(loss) per ADS	0.0020	(0.0237)	(0.0382)	(0.0883)